SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

March 1, 2007

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re: Secure Computing Corporation

Response to SEC Review Comments dated 1/19/2007

Commission file no: 000-27074

Ladies and Gentlemen:

This letter is in response to a letter dated February 27, 2007 to Secure Computing Corporation regarding Secure’s Form 10-Q for the fiscal quarter ended September 30, 2006 and (the “Comment Letter”).

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Note 3. Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.	We note your response to prior comment number 1. Please explain to us why you believe that using the purchase order value for each element is an appropriate method for allocating product and service revenue for income statement presentation purposes and describe the factors that you considered in coming to this conclusion. Please also describe to us other possible allocation methodologies for income statement presentation purposes that you considered but rejected.

Company Response: We selected our method of allocating product and service revenue (when we are unable to establish VSOE of fair value) keeping in mind that Rule 5-03(1) of Regulation S-X aims at providing a presentation of revenue that is most meaningful to the readers of our financial statements. In determining what we feel is the most appropriate method for allocation, we concluded that using an allocation that is proportionate to list price was most representative of the true value of each element that is being sold. One way to do this would be to manually analyze each order and redistribute the total dollars on the purchase order in proportion to the list price of each element. However, it has been our experience that we very rarely will receive a purchase order that contains an individual element discounted significantly more than the other elements on the purchase order. These findings are based on the fact that senior management (CFO, SVP of Sales and the VP of Finance) are required (by an internal policy) to review and approve all orders that are discounted beyond a nominal level. Therefore, by using the purchase order value for each element, we arrive at what would be materially the same allocation, as if we would have used list price, and are able to do so in the most practicable and cost effective manner. Further, this provides the best matching of revenue with cost of sales and therefore the best representation of gross margins. Management believes that the method of allocation being used and reported provides the most useful information to the shareholders as well as management in evaluating the contribution of products and services.

Since Rule 5-03(1) specifically calls for separate presentation of product and service revenue we made the determination that the most appropriate presentation would include the allocation as discussed above and therefore did not specifically consider methods other than those discussed above.

The undersigned acknowledges the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact the undersigned at 408-979-6100 with questions or our legal counsel, Kyle Guse of Heller Ehrman, LLP, at 650-324-6715.

Very truly yours,

/s/ Tim Steinkopf
Tim Steinkopf
Chief Financial Officer and
Senior Vice President

cc: Kyle Guse

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